March 21, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jeffrey P. Riedler, Assistant Director

Mr. Scot Foley, Staff Attorney

Mr. Frank Wyman, Staff Accountant

Mr. Joel Parker, Branch Chief

Re:	1347 Property Insurance Holdings, Inc. (the “Company”)
Filed on Form S-1
Registration No. 333-193314

Dear Mr. Riedler:

In connection with the above-captioned Registration Statement, we wish to advise that between March 7, 2014 and the date hereof 615 copies of the Preliminary Prospectus dated March 7, 2014 were distributed as follows: 0 to prospective underwriters; 300 to institutional investors; 165 to prospective dealers; 150 to individuals; 0 to rating agencies; and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:15 p.m. Eastern Time, on Tuesday, March 25, 2014 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Aegis Capital Corp., as sole book-

running manager and representative of

the underwriters

By:	/s/ Eugene Terracciano
Name:	Eugene Terracciano
Title:	Director of Compliance

EarlyBirdCapital, Inc., as co-manager

By:	/s/ R. Michael Powell
Name:	R. Michael Powell
Title:	Managing Director